CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A.   06784

Toronto, Ontario

Phone: 1.844.364.1830

Canada    M5H 4E3

Fax :  1.860.799.0350

Toll Free: 1.844.364.1830

www.tanzanianroyalty.com

 _____________________________________________________________________________

Tanzanian Royalty Exploration Corporation -

A Current Review by the CEO, James E. Sinclair

TORONTO, ONTARIO--(Marketwired December 12, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (“TRX”) was granted and obtained from the Tanzanian Ministry of Energy and Minerals a renewal of our mining license for our Buckreef Project for a period of ten (10) years.  This milestone was accomplished after much hard work, which involved the preparation of a comprehensive application, which included our financial statements, a Canadian National Instrument 43-101 technical report and environmental studies, all of which were prepared in order to ensure government Ministry compliance.  This renewal of our license was not only approved prior to its due date, but for a ten (10) year term for us to mine gold.  This ten year term speaks to Tanzania’s expectations of our performance.  This is significant since the renewal of the license was reviewed in depth by the Ministry of Energy and Minerals who thereafter determined the 10 year term for the license based on their independent assessment of the viability of our mine.  This is, in our opinion, wonderful news since this grant of renewal of our license demonstrates the government’s opinion of the company and the information it required for such renewal.

Perhaps even more significant is the fact the Special Mining License (SML) granted for Buckreef was granted for Non-Superficial deposits.  This is an acknowledgment of the expectations by the Ministry that our Special Mining License is issued for significant recovery.

Investment, Finance and Sovereign Guarantees:

Earlier this year we successfully obtained financing in the amount of $5,000,000 with the highly respected firm of Wellington Shields.  Our financial opportunities have continued to expand and grow as our accomplishments and achievements progress at a robust pace.  In the present and shifting landscape of the gold market, we are producing results and achievements and have opportunities which are rarely available to other miners in our industry since all our differences with the government and it agencies have been resolved.  We are very pleased and proud to provide this information.

Investor interest and financial opportunities continue to materialize based on our solid progress and substantial mining license achievements.  Most interestingly and favorable to us, the Canadian government has a loan guarantee program available, if you qualify, which guarantees the repayment of loans of lenders to Canadian companies.  The mandate of the agency which administers this guarantee program is to help make Canadian industry more productive and competitive in the global economy.  They guarantee loan repayment to commercial lenders of qualified loans anywhere in the globe.  This opportunity, assuming we qualify, is very exciting for us and for our financial planning.  Pursuant to this loan guarantee program, a Canadian corporation is required to source materials, to the extent possible from Canadian suppliers.  The field of financiers prepared to invest in TRX is expected to increase, due to this repayment guarantee, to the arena of commercial banks.  We are very excited by this opportunity and we are prepared to move forward.  When these loan guarantees are obtained by qualified lenders, anywhere in the globe, they are backed and guaranteed by the sovereign government of Canada.

Due to our current and anticipated financing prospects we are presently undertaking an updated feasibility study in accordance with NI 43-101 that is project plan specific.

This updated feasibility study will be made available to our investors so they can conclude their due diligence.  We will thereafter do our utmost to close a financing on a straight loan basis.  The updated feasibility study is presently in progress and when this study is concluded it will represent the last document for review by the Canadian agency lender guarantee entity.  The purpose of the loan we seek from a commercial lender is for the reconditioning and or construction of new modules for our planned modern Gravity/CIL plant.  We are putting into place and actively pursuing the final refinements for our new plant from which an efficiency rate of 90% or higher in the recovery of gold is anticipated according to tests carried out in the republic of South Africa that have been previously announced.

Moving Forward:

Earlier this year we had numerous staffing changes which have allowed us to put TRX on a solid foundation.  Good management has replaced those who were let go early this year.  We have improved internal operations company wide, which make us more efficient as we move forward.  Our goals and objectives have been re-framed to place our focus on four (4) mines and prospects, and concentrate our efforts accordingly.  The core projects we will focus on are two (2) properties with mining licenses already in place - Buckreef and Kigosi, with a third project Itetamia whose mining license application submission is currently under review by the Ministry. Accordingly the core projects we will focus on are Buckreef, Kigosi, Itetamia and Luhaha, respectively.  We plan to move these projects forward and will provide a Power Point Presentation for our plans at our annual general meeting that is being held on February 16, 2017.  We take our accountability seriously, and aim to keep you informed.

We retained the Investor Relations firm of Porter, Levay and Rose LLP to assist us with our investor relations which allows management to focus on our corporate goals and objectives and which permitted us to achieve the milestones of the past several months.  Since we were declared a gold producer earlier this year by the government of Tanzania, investor relations needed to move to the forefront so that our investors could obtain up to the minute reliable and understandable information.

A Brief Look Back At Our Achievements Earlier This Year:

Earlier this year was challenging for TRX, yet we removed obstacles, overcame road blocks and achieved our present and significant accomplishments.  TRX smelted gold bars and was thereafter officially declared a commercial gold producer by the Government agencies responsible.  We declared Force Majeure in order to protect our assets from invasion and, in working through the process, we forged a better relationship with the government of Tanzania at the conclusion of the Force Majeure.  We amicably resolved substantive issues with our Tanzanian partner Stamico which now improves our partnership relations.  For further information, please visit our website at www.tanzanianroyalty.com.

We are very happy to provide this exciting news as this holiday season approaches.  We move forward with great enthusiasm and eagerness in our endeavors for the New Year.

We want to take this opportunity to wish you and yours a healthy, happy and prosperous holiday season and New Year.  Thank you for your continued support of our company.

Respectfully submitted,

James E. Sinclair, CEO

Tanzanian Royalty Exploration Corporation

For further information, please contact Investor Relations:

Michael Porter

Porter, LeVay & Rose 212-564-4700 mike@plrinvest.com

The Toronto Stock Exchange and NYSE AmexEquities have not reviewed and do not accept responsibility for the adequacy or accuracy of this letter.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms in our public disclosure, such as "reserves", "resources", "geologic resources", "proven", "probable", "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosures in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This letter contains certain forward-looking statements and forward-looking information, such as information in relation to obtaining financing from a commercial lender and the possibility of obtaining a guarantee from the Government of Canada. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this letter may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

Mr. Peter Zizhou, the Company’s General Manager, is a Qualified Person as defined by NI 43-101. Mr.Zizhou has reviewed the technical content of this letter and approved its dissemination.

Further information can be found in the Company’s National Instrument 43-101 reports, which can be viewed, together with other reports and updates on its homepage at: www.tanzanianroyalty.com